NO ACT

DC
PE
3-24-08

[redacted]

08045125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 28, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/28/2008

Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters
101 Constitution Avenue, N.W.
Washington, DC 20001

Re: Pinnacle West Capital Corporation
Incoming letter dated March 24, 2008

Dear Mr. Durkin:

This is in response to your letter dated March 24, 2008 concerning the shareholder proposal submitted to Pinnacle West by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from Pinnacle West dated March 25, 2008. On March 11, 2008, we issued our response expressing our informal view that Pinnacle West could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. In this regard, we note that the proposal does not indicate how a "majority of votes cast" would be determined for Pinnacle West, a company that is required under state law to have cumulative voting in the election of directors.

Sincerely,

Thomas J. Kim
Chief Counsel and
Associate Director

cc: Diane Wood
Senior Attorney
Law Department
Pinnacle West Capital Corporation
400 North Fifth Street
Mail Station 9996, Post Office Box 53999
Phoenix, AZ 85072-3999

PINNACLE WEST
CAPITAL CORPORATION
LAW DEPARTMENT

Diane Wood
Senior Attorney
Direct Line: (602) 250-3544

March 25, 2008

VIA E-MAIL AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Response to Request for Reconsideration of the Staff Response Relating to Shareholder Proposal of United Brotherhood of Carpenters Pension Fund (the "Proponent")

Ladies and Gentlemen:

By letter dated March 11, 2008 (the "Staff Letter"), the Office of Chief Counsel, Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") advised Pinnacle West Capital Corporation (the "Company") that it would not recommend enforcement action to the Commission if the Company omits from its proxy materials for the Company's 2008 annual meeting of shareholders the proposal submitted by the Proponent relating to the adoption of a majority voting standard in the election of directors (the "Proposal"). A copy of the Staff Letter is attached as Exhibit A.

The Staff Letter responded to the Company's letter dated January 17, 2008 requesting a no-action position of the Commission staff with respect to exclusion of the Proposal (the "Company Request Letter"). In that letter, the Company argued that the Proposal could properly be excluded from the 2008 proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proposal is contrary to the Commission's proxy rules in that the Proposal's language renders it so vague and indefinite that neither the shareholders voting on the Proposal nor the Company in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The Company also argued that it could properly omit the Proposal pursuant to Rule 14a-8(i)(2) under the Exchange Act because implementation of the Proposal would cause the Company to violate Arizona law. The

Company included a legal opinion from Snell & Wilmer L.L.P. to that effect. The Staff Letter based its no-action position on Rule 14a-8(i)(3) and expressly declined to address this alternative basis for excluding the Proposal. A copy of the Company Request Letter is attached as Exhibit B.

The timeliness of the Proponent's Request for Reconsideration

Yesterday, Monday, March 24, 2008, more than two months after the Company submitted the Company Request Letter and almost two full weeks after the date of the Staff Letter, the Proponent responded for the first time to the arguments made by the Company in the Company Request Letter. The Proponent did so in a letter (the "Request for Reconsideration") requesting that the Staff reconsider the position in the Staff Letter. Furthermore, as Exhibit A to the Company Request Letter demonstrates, by letter dated January 10, 2008, a full week before the Company submitted the Company Request Letter to the Staff, the Company provided the Proponent with a detailed analysis of its positions regarding the Proposal.

The Company's 2008 annual meeting of shareholders is scheduled to be held on May 21, 2008, and in order to meet printing, mailing and internet posting deadlines, the Company must finalize its proxy statement no later than March 28, 2008. This will permit the Company to have the proxy statement Edgarized over this coming weekend, reviewed on Monday, March 31, and cleared for printing no later than Tuesday morning, April 1. The Company's failure to meet this deadline could require the Company to reschedule its annual meeting, with significant logistical and expense consequences.

Rule 14a-8(k), Question 11, states that a shareholder should try to submit any response that it wishes to make to a company's no-action request letter as soon as possible after the company makes its submission. See also, Staff Legal Bulletin No. 14, dated July 13, 2001, Section G.8. In its Request for Reconsideration, the Proponent notes that it and others have submitted "literally hundreds" of shareholder proposals regarding majority voting over the past several years. We understand the Proponent to be a sophisticated investor that is highly experienced and knowledgeable about the processes and timing constraints of shareholder proposals. Since the Proponent chose not to respond in a timely manner to the Company Request Letter, it should not now be allowed to delay the Company's proxy statement filing and annual meeting by raising issues that could have been raised at any time in the last two months. Moreover, if it so desires, the Proponent has the ability to reintroduce the Proposal next year without jeopardizing the Company's schedule for the 2008 annual meeting. In contrast, any reconsideration or reversal of the Staff Letter at this time would place an unnecessary and unreasonable burden on the Company because of the timing issues described in the preceding paragraph – timing issues created by the Proponent's inactivity during the past two months.

Response to Proponent's arguments for reconsideration of the Staff's determination under Rule 14a-8(i)(3)

In the Company Request, the Company fully addressed the basis for its position that the language of the Proposal is vague and indefinite. For purposes of clarity and brevity, we have addressed below what we believe to be the principal arguments raised by the Proponent in the Request for Reconsideration and have referred to the relevant page numbers of the Company Request Letter in response to each argument.

1. The Proponent argues that the Company's position under Rule 14a-8(i)(3) is based on its "lack of familiarity with the method by which votes are counted under the majority vote standard." Request for Reconsideration at page 1. The Proponent then quotes Hewlett-Packard's 2008 proxy statement at length and concludes that "HP's disclosure and that of other companies makes clear how a 'majority of the votes cast standard' is calculated; the votes cast for a nominee must exceed the votes cast against a nominee in order for the nominee to be elected." Request for Reconsideration at page 3.

Response: The Proponent suggests that there is a "standard practice" for determining the votes cast for purposes of majority voting provisions that is in operation at every company that has adopted such a provision. The Hewlett-Packard proxy statement "and the disclosure of other companies" are the authority for the Proponent's position. We cannot speculate or comment on the method by which votes are counted under the majority vote standards of other companies in other jurisdictions that have adopted such standards. Our position is based upon the language in the Proposal, the Arizona Constitution and Arizona statutory and case law, which is the relevant authority for this purpose. Company Request Letter at pages 2-4.

2. The Proponent argues that "[a]s this example [in the Hewlett-Packard proxy statement] clearly demonstrates, majority voting and cumulative voting are in no way incompatible." Request for Reconsideration at page 3.

Response: The Proponent does not address the numerous states, companies, and legal commentators referenced in the Company Request Letter that recognize the incompatibility of majority voting and cumulative voting, including the following:

- Mr. Edward J. Durkin, the author of the Request for Reconsideration, has stated that "[y]ou shouldn't mix cumulative voting with a majority vote standard." Company Request Letter at page 5.

- Under amendments to the Model Business Corporation Act adopted in 2006, only corporations whose articles of incorporation do not provide for cumulative voting may elect to be governed by the newly adopted majority voting provisions of the Act. *MBCA § 10.22(a).* Company Request Letter at page 5.

- Washington recently revised its statutes governing the election of directors to allow public companies to use the majority vote standard, but only as long as their articles of incorporation do not allow cumulative voting. *Rev. Code Wash. § 23B.10.205.* Similarly, California has revised its statutes regarding director elections to allow a publicly-traded corporation to amend its articles of incorporation or bylaws to adopt a majority vote standard in uncontested elections, but only if it has eliminated cumulative voting. *Cal. Corp. Code § 708.5(b). See also* Section 16-10a-1023 of the Utah Revised Business Corporation Act and Section 10-35-09.2 of the North Dakota Century Code. Company Request Letter at pages 5-6.

- Many companies have recognized the inconsistencies between majority voting and cumulative voting and some have taken steps to eliminate cumulative voting to address the issue. See, e.g., Avon Products, Inc.; Kroger Co.; Mattel, Inc.; Merck & Co., Inc.; Northern Trust Corporation; PPG Industries, Inc.; and Qualcomm Incorporated. Because cumulative voting is required by Arizona law, the Company does not have this option. Company Request Letter at page 6, n.2.

- Cumulative voting "makes sense only under a plurality voting system." Falcone, "Majority Voting in Director Elections: A Simple, Direct, and Swift Solution," 2007 Colum. Bus. L. Rev., 844, 847. Company Request Letter, Exhibit B (Snell & Wilmer L.L.P. legal opinion) at page 4.

In short, despite the Proponent's assertions, the compatibility of majority voting and cumulative voting is far from clear, and there is certainly no "standard" method for applying majority voting, particularly when, as in Arizona, cumulative voting must be allowed in all director elections.

Response to Proponent's arguments opposing the Company's position under Rule 14a-8(i)(2)

In the Company Request Letter, the Company argued that it could properly omit the Proposal pursuant to Rule 14a-8(i)(2) under the Exchange Act, because implementation of the Proposal would cause the Company to violate state law. In addition to requesting reconsideration of the position taken in the Staff Letter under Rule 14a-8(i)(3), yesterday the Proponent responded for the first time to the Company's arguments under Rule 14a-8(i)(2). In doing so, the Proponent did not offer a legal opinion from an Arizona attorney or an Arizona law firm that takes a contrary position to the legal opinion rendered by Snell & Wilmer L.L.P. (see Exhibit B to the Company Request Letter).

1. The Proponent appears to argue that the Proposal does not violate Arizona law because cumulative voting and majority voting are not incompatible, based on the fact that a number of companies have apparently adopted both standards. Request for Reconsideration at page 4.

Response: This appears to be the same argument the Proponent made in asserting that the Proposal is not vague and indefinite. Again, we cannot speculate or comment as to how companies who have adopted a majority vote standard while also allowing cumulative voting have analyzed and understand the compatibility or incompatibility of the two concepts. Clearly state laws can differ on matters of this sort. As described in the Company Request Letter, we believe that majority voting and cumulative voting are not generally compatible, and note that many commentators, states and companies that have considered the issue agree. See Paragraph 2 above. More importantly, however, the Company Request Letter gives examples and contains a detailed analysis of why the two concepts are incompatible under Arizona law. Company Request Letter at pages 5-7.

2. The Proponent appears to argue that since cumulative voting should only apply in a contested election, use of a majority vote standard in an uncontested election is not incompatible with cumulative voting. Request for Reconsideration at page 4.

Response: As noted in the Company Request Letter, Arizona law mandates that cumulative voting be allowed in the election of directors under all circumstances. There is no provision in Arizona law that permits an Arizona corporation to opt out of cumulative voting. Cumulative voting applies even in uncontested elections. Company Request at page 5. The Company Request Letter also illustrates circumstances in which a shareholder may desire to cumulate his or her votes in an uncontested election and in which such voting could impact the election results if a majority voting standard were also in effect. Company Request Letter at pages 6-7.

3. The Proponent contends that use of a majority voting standard in an uncontested election does not prohibit shareholders from cumulating their votes. Request for Reconsideration at page 4.

Response: While a majority vote standard does not literally prohibit shareholders from cumulating their votes, it does frustrate the purpose of cumulative voting which "is to make it possible for [a minority shareholder] to have 'a member on the board so that he knows what is going on,'" even if the majority does not agree with the minority shareholder's nominee of choice. Bohannan v. The Corporation Commission of Arizona, 82 Ariz. 299, 302, 313 P.2d 379, 382 (Az. S. Ct. 1957). In contrast, the policy behind majority voting is to give the majority control. When looking at the policy behind each standard, the incompatibility is clear. The cumulative voting provisions of the Constitution must be construed so that their purpose is not defeated. Any voting standard that defeats that purpose is problematic. Company Request Letter at pages 5-6.

As noted in the Company Request Letter, the Arizona Constitution mandates cumulative voting in the election of directors under all circumstances. Article 14, Section 10 of the Arizona Constitution provides that:

> In all elections for directors or managers of any corporation, each shareholder shall have the right to cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter multiplied by the number of directors or managers to be elected at such election; and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute such votes among two or more such candidates; <u>and such directors or managers shall not be elected otherwise</u>. (Emphasis supplied.)

4. The Proponent points to Arizona Revised Statutes Section 10-728.A as evidence that an Arizona corporation should be able to adopt a majority vote provision. Request for Reconsideration at page 5.

<u>Response</u>: As the Proponent noted, Section 10-728.A provides:

> Unless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

The Proponent argues that this provision contemplates the possibility that there could be a director election standard different than plurality voting, and states that "[a] fundamental rule of statutory interpretation is that one must give meaning to all words in a statute." Request for Reconsideration at page 5. While this may be true, the words in the statute must "be construed so as to be in harmony with [the Arizona] Constitution." <u>Stillman v. Marston et al.</u>, 107 Ariz. 208, 209 (S. Ct. 1971); <u>See also</u>, <u>Maricopa County v. Kinko's Inc.</u>, 203 Ariz. 496, 499 (Az. App. 2002); <u>Martin v. Reinstein</u>, 195 Ariz. 293, 301-02 (Az. App. 1999); <u>State v. Hooker</u>, 45 Ariz. 202, 206 (S. Ct. 1935). The Supreme Court of Arizona clearly set forth this basic principle by stating "[i]t is elementary law that every statute is to be read in the light of the constitution." <u>Roberts et al. v. Spray et al.</u>, 71 Ariz. 60, 70 (S. Ct. 1950). A statutory right may not exist "despite the Arizona constitutional provision" as the Proponent suggests. It may only exist to the extent that it is consistent with the purpose and meaning of the Arizona constitution.

It is possible that a voting standard, other than the default plurality standard, could be utilized by an Arizona corporation in reliance upon Arizona Revised Statute Section 10-728.A without violating Article 14, Section 10 of the Arizona Constitution. However, as described in the Company Request Letter, the majority vote standard suggested by the Proponent is <u>not</u> consistent with the Arizona Constitutional provision mandating cumulative voting.

<u>Conclusion</u>

Based upon the foregoing analysis and the more detailed analysis in the Company Request Letter, we respectfully request that the Staff decline to reconsider or to revise its determination in the Staff Letter and that it so rule as soon as possible so that the Company can maintain its schedule for its 2008 annual meeting of shareholders. We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. In addition, the Company requests that the Commission's decision in this matter be transmitted to the Company by facsimile at 602-250-3393. The Proposal states that correspondence relating to the Proposal can be sent to Mr. Durkin via facsimile at (202) 543-4871. The Company agrees to promptly forward to the Proponent any response from the Staff to this letter that the Staff transmits by facsimile to the Company only.

The Company submits this response in opposition to Proponent's Request for Reconsideration. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. We are concurrently providing a copy of this correspondence to the Proponent. If the Staff believes that it will not be able to maintain its no-action position taken previously, we would appreciate the opportunity to confer with the Staff prior to the issuance of a revised response.

If we can be of any further assistance in this matter, please do not hesitate to call me at (602) 250-3544.

Very truly yours,

Diane Wood

Attachments
cc: Eric Robinson, Wachtell, Lipton, Rosen & Katz
Matthew Feeney, Snell & Wilmer L.L.P.

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 11, 2008

Diane Wood
Senior Attorney
Law Department
Pinnacle West Capital Corporation
400 North Fifth Street
Mail Station 9996, Post Office Box 53999
Phoenix, AZ 85072-3999

Re: Pinnacle West Capital Corporation
Incoming letter dated January 17, 2008

Dear Ms. Wood:

This is in response to your letter dated January 17, 2008 concerning the shareholder proposal submitted to Pinnacle West by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

PINNACLE WEST
CAPITAL CORPORATION
LAW DEPARTMENT

RECEIVED
2008 JAN 18 PM 12:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Diane Wood
Senior Attorney
Direct Line: (602) 250-3544

January 17, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal of United Brotherhood of Carpenters Pension Fund
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Pinnacle West Capital Corporation, an Arizona corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") the proposal and statement in support thereof (the "Proposal") submitted by letter dated December 17, 2007 by the United Brotherhood of Carpenters Pension Fund (the "Proponent"), with Edward J. Durkin appointed as the primary contact.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

We would like to request that if the Proponent elects to submit a response to this letter to the Commission or the staff of the Division of Corporation Finance (the "Staff"), it concurrently send a copy of that correspondence to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) under the Exchange Act.

Basis For Exclusion

We believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(2) under the Exchange Act, because implementation of the Proposal would cause the Company to violate state law, and Rule 14a-8(i)(3) and Rule 14a-8(i)(6) under the Exchange Act, because the Proposal is contrary to the Commission's proxy rules in that the language of the Proposal renders it so vague and indefinite with respect to significant aspects of the Proposal that neither the shareholders voting on the Proposal nor the Company in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Proposal

The Proposal requests that the Company's Board of Directors "initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats." A copy of the Proposal, as well as all related correspondence with the Proponent, is attached to this letter as Exhibit A.

Analysis

I. The Proposal may be excluded under Rule 14a-8(i)(3) or Rule 14a-8(i)(6) because the language of the Proposal renders it so vague and indefinite with respect to significant aspects of the Proposal that neither the shareholders voting on the Proposal nor the Company in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Proposal seeks to implement a majority vote standard in the election of Company directors. A critical component of any such standard is how to determine the precise mechanics of the vote required for election of each director nominee. The Proposal requires that the election be determined by a "majority of the votes cast at an annual meeting of shareholders." However, as described below, this language does not provide for a definitive standard of voting under Arizona law.

The Company is incorporated in the state of Arizona. In contrast to most states that permit a corporation to choose to apply cumulative voting in the election of directors, Arizona law mandates cumulative voting in the election of directors under all circumstances. This requirement is not only provided for in the corporate laws of Arizona, but is found in the Arizona Constitution. Article 14, Section 10 of the Arizona Constitution provides that:

> In all elections for directors or managers of any corporation, each shareholder shall have the right to cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter multiplied by the number of directors or

Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3544, E-mail: Diane.Wood@pinnaclewest.com

> managers to be elected at such election; and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute such votes among two or more such candidates; and such directors or managers shall not be elected otherwise.

Similarly, Arizona Revised Statutes Section 10-728.B provides that:

> At each election for directors, shareholders are entitled to cumulate their votes by multiplying the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and casting the product for a single candidate or distributing the product among two or more candidates.

The following example illustrates the uncertainty inherent in the voting standard included in the Proposal. An Arizona corporation has 1,000 shares outstanding and has four shareholders, each holding 250 shares. The corporation proposes a slate of five directors, consisting of the four shareholders and one additional nominee. This scenario would constitute an uncontested election under the Proposal and the Proposal would require that a director receive a majority of the votes cast to be elected. Therefore, it is necessary to determine how many votes have been cast in the election. Under the Arizona Constitutional and corporate law provisions described above, each shareholder may cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter (one vote for each share held – 250 shares) multiplied by the number of directors to be elected at such election (five directors). In this scenario, assume each of three shareholders has cumulated her 1,250 votes to vote for herself, and that the remaining shareholder has cast 250 votes for each of the five directors. Thus, three directors have received 1,500 votes each, and two directors have received 250 votes each, for a total of 5,000 votes being cast. Under the Proposal, one interpretation would require a majority of the votes cast, or 2,501 votes, to elect a director, so no directors would be elected.

An alternative interpretation of the Proposal could require that a director receive a number of votes equal to the majority of the shares voting in the election of directors. Since holders of 1,000 shares all voted, this interpretation would require that a director receive at least 501 votes. Under that interpretation, three of the five directors would be elected. Alternatively, it may be that the Proponent intended that the Proposal be read to require a majority vote determination on a director-by-director basis, so that for each director candidate, only votes for or against/withheld for that candidate are relevant. Under that interpretation, all five directors would be elected, even the two directors receiving the votes from only 25% of the shareholders voting. The point, however, is that the Proposal is fatally vague and uncertain on this point, which is arguably the most fundamental aspect of the entire Proposal. Note that, as we describe in Section II of this letter, we believe that the Proposal, if implemented, would violate Arizona law under any of these interpretations.

A proposal may be excluded where the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations." In <u>Exxon Corporation</u> (January 29, 1992), the Staff concluded the proposal was vague and indefinite. The Staff reached this finding by noting Exxon's argument that the proposal's use of such terms as "the company" and "considerable amount of money," "makes the proposal misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the [c]ompany's Board [of Directors] in implementing the proposal, if adopted, with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposals." This finding by the Staff resulted in the proposal's exclusion without an opportunity to amend.

The Staff has also consistently found that a proposal may be excluded under Rule 14a-8(i)(3) where the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal. See, e.g., Bank of America Corporation (February 12, 2007); International Business Machines Corporation (February 2, 2005); The Procter & Gamble Company (October 25, 2002); Fuqua Industries Incorporated (March 12, 1991).

In Section B.4 of the SEC Staff Legal Bulletin No. 14B (CF) on Shareholder Proposals, dated September 15, 2004, the Staff confirmed the applicability of the foregoing standard under Rule 14a-8(i)(3).

In similar fashion, the Staff has permitted the exclusion of vague and indefinite shareholder proposals under Rule 14a-8(i)(6), which permits exclusion of proposals that a company lacks the power to implement. The Staff has acknowledged that a company lacks the power to implement a proposal where the "proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." International Business Machines Corporation (January 14, 1992).

II. The Proposal may be excluded under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Arizona law.

Rule 14a-8(i)(2) permits the omission of a shareholder proposal that would, if implemented, cause a company to violate applicable law. The Staff has recognized on many occasions that conflicts with state corporation law may be a basis for omission of a proposal. See, e.g., PG&E Corp. (avail. Feb. 14, 2006) (proposal to adopt majority voting in director elections was excludable because, if implemented, it would cause the corporation to violate California state law, which, at the time, required director elections by plurality voting); AT&T Inc. (avail. Feb. 7, 2006) (proposal to adopt cumulative voting either as a bylaw or as a long term policy was excludable because, if implemented, it would cause the company to violate Delaware law, which provides that cumulative voting is permitted only when it is authorized in the corporation's certificate of incorporation); HealthSouth Corp. (avail. Dec. 9, 2005) (proposal calling for "per capita" voting by shareholders to approve the number of directors was excludable because, if implemented, it would cause the company to violate Delaware law, which requires that any deviation from the "one share, one vote" standard appear in the company's certificate of incorporation; Sara Lee Corp. (avail. July 15, 2005) (proposal calling for "per capita" voting by shareholders was excludable because, if implemented, it would cause the company to violate the "votes cast" standard under Maryland law.)

For the reasons set forth below and in the legal opinion regarding Arizona law from Snell & Wilmer L.L.P. attached hereto as Exhibit B, the Proposal, if implemented, would cause the Company to violate the Arizona Constitution and the Arizona Revised Statutes. Arizona law mandates cumulative voting in the election of directors under all circumstances. There is no provision in Arizona law that permits an Arizona corporation to opt out of cumulative voting. Cumulative voting applies even in uncontested elections. Indeed, as noted above, Article 14, Section 10 of the Arizona Constitution provides that:

> In all elections for directors or managers of any corporation, each shareholder shall have the right to cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter multiplied by the number of directors or managers to be elected at such election; and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute such votes among two or more such candidates; and such directors or managers shall not be elected otherwise. (Emphasis supplied.)

It is generally acknowledged that cumulative voting and majority voting are not compatible. The incompatibility is clear when looking at the policy behind each standard. The policy behind majority voting is to give the majority control. The policy behind cumulative voting "is to make it possible for [a minority shareholder] to have 'a member on the board so that he knows what is going on,'" Bohannan v. The Corporation Commission of Arizona, 82 Ariz. 299, 302, 313 P.2d 379, 382 (Az. Supreme Ct. 1957), even if the majority does not agree with the minority shareholder's nominee of choice.

Mr. Durkin, the primary contact for the Proponent, recognized this inherent conflict in the "*Effects of Contested Elections and Cumulative Voting on Companies Electing Directors by Majority Vote*" (available at www.cii.org) (the "Durkin Analysis"), when he stated that majority voting and cumulative voting are incompatible and that "[y]ou shouldn't mix cumulative voting and a majority vote standard."[1] Many commentators, states and companies who have considered the issue agree. For example, under amendments to the Model Business Corporation Act adopted in 2006, only corporations whose articles of incorporation do not provide for cumulative voting may elect to be governed by the newly adopted majority voting provisions of the act. *MBCA § 10.22(a)*. In this regard, Washington recently revised its statutes governing the election of directors to allow public companies to use the majority vote standard, but only as long as their articles of incorporation do not allow cumulative voting. *Rev. Code Wash. § 23B.10.205.* Similarly, California has revised its statutes regarding director elections to allow a publicly-

[1] In the Durkin Analysis, Mr. Durkin stated that "[i]f the hypothetical is a contested election, you should have a plurality vote standard and cumulative voting rights would be compatible if provided for. If the hypothetical is an uncontested election, you should have a majority vote standard and cumulative voting is not applicable." As a result of Arizona's unique Constitutional provision, however, Arizona corporations must apply cumulative voting in all director elections, even uncontested elections.

traded corporation to amend its articles of incorporation or bylaws to adopt a majority vote standard in uncontested elections, but only if it has eliminated cumulative voting. *Cal. Corp. Code § 708.5(b). See also* Section 16-10a-1023 of the Utah Revised Business Corporation Act and Section 10-35-09.2 of the North Dakota Century Code.[2]

In addition to the incompatibility of majority voting with cumulative voting, in Arizona, a majority voting standard also violates the director removal statutes. A.R.S. § 10-808(C) provides that "[i]f less than the entire board is to be removed, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director's removal." Statutes such as this protect the results of cumulative voting by precluding majority overrule through the removal process. As a result, even if a director receives more than a majority of "withhold" votes in a director election, it would be a violation of the Arizona Constitution to permit the "removal" of the director (i.e., by failing to seat the director or requiring the director to resign) if the shareholder votes cast "against removal" (in this case, in favor of the director's election) would have been sufficient to elect the director under cumulative voting. Bohannan, 82 Ariz. at 302, 313 P.2d at 380-81 ("Since the provisions of the Constitution are mandatory unless expressly declared to be otherwise . . ., any scheme, plan or device which completely denies the effectiveness of cumulative voting must necessarily fail.")

The following example further illustrates the potential consequences under Arizona law if both cumulative voting and majority voting were to apply. This scenario demonstrates how cumulative voting may apply in an uncontested election and postulates a case in which shareholders may, in fact, want to cumulate their votes in favor of one or more candidates merely because a majority voting standard would otherwise be applied. Assume there is a 5-member board and 10 million shares are voted. Three groups of shareholders vote: (1) the dissident shareholders (holding 4 million shares), who support a "withhold" campaign for Nominee 1 and Nominee 2; (2) the "regular" shareholders (holding 3.5 million shares), who vote in favor of each nominee; and (3) the "cumulators" (holding 2.5 million shares), who cumulate their votes in favor of Nominee 1. The voting results in this example are as follows:

Nominee	N1		N2		N3		N4		N5	
	For	Withhold	For	Withhold	For	Withhold	For	Withhold	For	Withhold
Dissidents		4		4	4		4		4	
Regulars	3.5		3.5		3.5		3.5		3.5	
Cumulators	12.5									
TOTAL	16	4	3.5	4	7.5		7.5		7.5	

If the applicable majority vote standard is that the director nominees must be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, the first

[2] Many companies have also recognized the inconsistencies between majority voting and cumulative voting and some have taken steps to eliminate cumulative voting to address the issue. See, e.g., Avon Products, Inc., Kroger Co., Mattel, Inc., Merck & Co., Inc., Northern Trust Corporation, PPG Industries, Inc., and Qualcomm Incorporated. Because cumulative voting is required by Arizona law, the Company does not have this option.

Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3544, E-mail: Diane.Wood@pinnaclewest.com

question is what number of votes has been cast? As we described in Section I above, arguably 50 million votes have been cast, and no director is elected because no director has received a majority of the votes cast (25,000,001).

However, even if we assume that we look at the number of votes cast on the basis of a majority of the shares voted or on a director by director basis, we would conclude that Nominee 2 would not be elected because Nominee 2 did not receive a majority of the shares voted or of the votes cast for him. However, Nominee 2 did receive votes from a number of shareholders that would be sufficient to elect him under cumulative voting if such shareholders had cumulated their votes for Nominee 2[3] and, therefore, his election should be given effect. Failure to seat Nominee 2 would violate the Arizona Constitution and could also constitute an impermissible removal of Nominee 2 under the provisions of A.R.S. § 10-808(C).

The fact that the Proposal requests that the specific action be taken, instead of requiring the action, does not change the above analysis. See, e.g., RadioShack Corp. (avail. Feb.28, 2005) (concurring that a proposal recommending amendment of the company's bylaws to require certain limitations on executive compensation was excludable under Rule 14a-8(i)(2) as it would violate Delaware law if implemented). See also General Electric Co. (avail. Jan. 12, 2005) (same result under New York law); Gencorp Inc. (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareholder proposals receiving a majority vote was excludable under Rule 14a-8(i)(2)).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. In addition, the Company requests that the Commission's decision in this matter be transmitted to the Company by facsimile at 602-250-3393. The Proposal states that correspondence relating to the Proposal can be sent to Mr. Durkin via facsimile at (202) 543-4871. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

---

[3] The formula for cumulating votes most effectively is: $X = [(Y \times R) / (N + 1)] + 1$. X equals the number of shares needed to elect a given number of directors. Y equals the total number of voting shares at a meeting. R equals the number of directors desired to elect. N equals the total number of directors to be elected. In the example above 1.67 million shares are required to elect a director under cumulative voting $1.67M = [(10M \times 1) / (5 + 1)] + 1$. Harry G. Henn and John R. Alexander, Laws of Corporations and Other Business Enterprises, 495 n. 11 (West Group 1983).

If we can be of any further assistance in this matter, please do not hesitate to call me at (602) 250-3544.

Very truly yours,

Diane Wood

APS • APS Energy Services • Pinnacle West Energy • SunCor • El Dorado
Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3544, E-mail: Diane.Wood@pinnaclewest.com

EXHIBIT A

(see attached)

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 602-250-3002]

December 17, 2007

Nancy C. Loftin
Vice President - General Counsel and Secretary
Pinnacle West Capital Corporation
400 North 5th Street
Mail Station 9068
Phoenix, Arizona 85004

Dear Ms. Loftin:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pinnacle West Capital Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 1,554 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-57[illegible]

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Pinnacle West Capital Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a *majority* vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, Gannett, Marathon Oil, and recently Pfizer have adopted a majority vote standard in company bylaws or articles of Incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 602-250-3002]

December 20, 2007

Nancy C. Loftin
Vice President - General Counsel and Secretary
Pinnacle West Capital Corporation
400 North 5th Street
Mail Station 9068
Phoenix, Arizona 85004

Re: Shareholder Proposal Record Letter

Dear Ms. Loftin:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 1,554 shares of Pinnacle West Capital Corporation common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

PINNACLE WEST
CAPITAL CORPORATION
LAW DEPARTMENT

Diane Wood
Senior Attorney
Direct Line: (602) 250-3544

January 10, 2008

VIA FACSIMILE 202-543-4871 AND U.S. MAIL

United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington D.C. 20001
Attn: Edward J. Durkin

Re: Director Election Majority Vote Standard Proposal

Dear Mr. Durkin:

Pinnacle West Capital Corporation ("Pinnacle West") received your letter dated December 17, 2007, and the accompanying shareholder proposal regarding the election of directors using a majority vote standard (the "Proposal"). We would like to thank you for your interest in Pinnacle West and its corporate governance practices. We do have some concerns, however, about the implications of the Proposal under Arizona law, which we wanted to bring to your attention.

In contrast to most states that permit a corporation to choose to apply cumulative voting in the election of directors, Arizona law mandates cumulative voting in the election of directors under all circumstances. This requirement is found in the Arizona Constitution, Article 14, Section 10, and in Arizona Revised Statutes ("A.R.S.") § 10-728. There is no provision in Arizona law that permits an Arizona corporation to opt out of cumulative voting. Cumulative voting applies even in uncontested elections. Indeed, Article 14, Section 10 of the Arizona Constitution provides that:

> In all elections for directors or managers of any corporation, each shareholder shall have the right to cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter multiplied by the number of directors or managers to be elected at such election; and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute such votes among two or more such candidates; and such directors or managers shall not be elected otherwise.

We agree that giving shareholders a meaningful vote and representation on the Board is important, and both cumulative voting and majority voting advance that goal in different ways. However, it is generally acknowledged that cumulative voting and majority voting are not compatible. The incompatibility is clear when looking at the policy behind each standard. The policy behind majority voting is to give the majority control. The policy behind cumulative voting "is to make it possible for [a minority shareholder] to have 'a member on the board so that he knows what is going on,'" Bohannan v. The Corporation Commission of Arizona, 82 Ariz. 299, 302, 313 P.2d 379, 382 (Az. Supreme Ct. 1957), even if the majority does not agree with the minority shareholder's nominee of choice.

You recognized this inherent conflict in the "*Effects of Contested Elections and Cumulative Voting on Companies Electing Directors by Majority Vote*" (available at www.cii.org) (the "Durkin Analysis"), when you stated that majority voting and cumulative voting are incompatible and that "[y]ou shouldn't mix cumulative voting and a majority vote standard." Many commentators, states and companies who have considered the issue agree. For example, under amendments to the Model Business Corporation Act adopted in 2006, only corporations whose articles of incorporation do not provide for cumulative voting may elect to be governed by the newly adopted majority voting provisions of the act. *MBCA § 10.22(a).* In this regard, Washington recently revised its statutes governing the election of directors to allow public companies to use the majority vote standard, but only as long as their articles of incorporation do not allow cumulative voting. *Rev. Code Wash. § 23B.10.205.* Similarly, California has revised its statutes regarding director elections to allow a publicly-traded corporation to amend its articles of incorporation or bylaws to adopt a majority vote standard in uncontested elections, but only if it has eliminated cumulative voting. *Cal. Corp. Code § 708.5(b). See also* Section 16-10a-1023 of the Utah Revised Business Corporation Act and Section 10-35-09.2 of the North Dakota Century Code.[1]

In the Durkin Analysis, you stated that "[i]f the hypothetical is a contested election, you should have a plurality vote standard and cumulative voting rights would be compatible if provided for. If the hypothetical is an uncontested election, you should have a majority vote standard and cumulative voting is not applicable." As a result of Arizona's unique Constitutional provision, however, Arizona corporations must apply cumulative voting in all director elections, even uncontested elections.

In addition to other concerns about the conflict or incompatibility of majority voting with cumulative voting, in Arizona, as in other states when cumulative voting applies, how majority voting standards and policies interact with the director removal statutes is an area of significant uncertainty. A.R.S. § 10-808(C) provides that "[i]f less than the entire board is to be removed, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director's removal." Statutes such as this protect the results of cumulative voting by precluding majority overrule through the removal process. As a

[1] Many companies have also recognized the inconsistencies between majority voting and cumulative voting and some have taken steps to eliminate cumulative voting to address the issue. *See e.g.*, Avon Products, Inc., Kroger Co., Mattel, Inc., Merck & Co., Inc., Northern Trust Corporation, PPG Industries, Inc., and Qualcomm Incorporated. Because cumulative voting is required by Arizona law, Pinnacle West does not have this option.

result, even if a director receives more than a majority of "withhold" votes in a director election, it would be inconsistent with the Arizona Constitution to permit the "removal" of the director (i.e., by failing to seat the director or requiring the director to resign) if the shareholder votes cast "against removal" (in this case, in favor of the director's election) would have been sufficient to elect the director under cumulative voting. Bohannan, 82 Ariz. at 302, 313 P.2d at 380-81 ("Since the provisions of the Constitution are mandatory unless expressly declared to be otherwise . . . , any scheme, plan or device which completely denies the effectiveness of cumulative voting must necessarily fail.")

The following example will better illustrate the potential consequences under Arizona law if both cumulative voting and majority voting were to apply. This example also demonstrates how cumulative voting may apply in an uncontested election and provides a scenario in which shareholders may, in fact, want to cumulate their votes because a majority voting standard will be applied. Assume there is a 5-member board and 10 million shares are voted. Three groups of shareholders vote: (1) the dissident shareholders (holding 4 million shares), who support a "withhold" campaign for Nominee 1 and Nominee 2; (2) the "regular" shareholders (holding 3.5 million shares), who vote in favor of each nominee; and (3) the "cumulators" (holding 2.5 million shares), who cumulate their votes in favor of Nominee 1. The voting results in this example are as follows:

Nominee	N1		N2		N3		N4		N5	
	For	Withhold	For	Withhold	For	Withhold	For	Withhold	For	Withhold
Dissidents		4		4	4		4		4	
Regulars	3.5		3.5		3.5		3.5		3.5	
Cumulators	12.5									
TOTAL	16	4	3.5	4	7.5		7.5		7.5	

If the applicable majority vote standard is that the director nominees must be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, the first question under this scenario is, what number of votes has been cast? However, if we assume that we look at the number of votes cast on a director-by-director basis, we would conclude that Nominee 2 would not be elected because Nominee 2 did not receive a majority of the votes cast for him. However, Nominee 2 did receive a number of votes sufficient to elect him under cumulative voting[2] and, therefore, his election should be given effect. In addition, failure to seat Nominee 2 or a binding requirement for his resignation if he is an incumbent director would be inconsistent with the Arizona Constitution and could be an impermissible removal of Nominee 2 under the provisions of A.R.S. § 10-808(C).

This example is only one illustration of the confusion and complications that the use of both cumulative voting and majority voting could cause. In light of the unique circumstances affecting Arizona corporations, including Pinnacle West (i.e, the Arizona Constitution requires

[2] The formula for cumulating votes most effectively is: $X = [(Y \times R) / (N + 1)] + 1$. X equals the number of shares needed to elect a given number of directors. Y equals the total number of voting shares at a meeting. R equals the number of directors desired to elect. N equals the total number of directors to be elected. In the example above 1.67 million votes are required to elect a director under cumulative voting $1.67 = [(10 \times 1) / (5 + 1)] + 1$.

APS • APS Energy Services • Pinnacle West Energy • SunCor • El Dorado
Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3544, E-mail: Diane.Wood@pinnaclewest.com

Arizona corporations to employ cumulative voting in all director elections), we respectfully request your withdrawal of the Proposal. We would appreciate the opportunity to discuss the Proposal with you and the Arizona law issues we have described above, particularly if you disagree with our analysis or if you believe we have overlooked anything that might change our conclusions. If you would like to do so, I ask that you contact me at (602) 250-3544 or via e-mail at diane.wood@pinnaclewest.com on or before Wednesday, January 16, 2008. If you do not agree to withdraw the Proposal, we intend to request a no-action letter from the SEC to exclude the Proposal from Pinnacle West's proxy statement, which request may include, as a basis for such exclusion, additional matters not addressed in this letter.

Thank you for your prompt attention to this matter.

Very truly yours,

Pinnacle West Capital Corporation

Diane Wood
Senior Attorney

DW:bd

cc: Eric Robinson, Wachtell, Lipton, Rosen & Katz
Matthew Feeney, Snell & Wilmer
Nancy Loftin, Pinnacle West Capital Corporation
Senior Vice President, General Counsel and Secretary

EXHIBIT B

(see attached)

Snell & Wilmer
L.L.P.
LAW OFFICES

One Arizona Center
Phoenix, AZ 85004-2202
602.382.6000
602.382.6070 (Fax)
www.swlaw.com

DENVER
LAS VEGAS
ORANGE COUNTY
PHOENIX
SALT LAKE CITY
TUCSON

January 17, 2008

Pinnacle West Capital Corporation
400 North Fifth Street
Phoenix, AZ 85004

Re: Stockholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen

We have acted as Arizona counsel to Pinnacle West Capital Corporation, an Arizona corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proponent intends to present the Proposal at the Company's 2008 annual meeting of shareholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Arizona.

We have reviewed copies of the Proponent's letter to the Company dated December 17, 2007, and the accompanying Proposal and supporting statement. We have also reviewed copies of the Restated Articles of Incorporation of the Company as filed with the Arizona Corporation Commission on May 23, 2007 (the "Articles of Incorporation"), the Bylaws of the Company, as amended, and such other documents as we have deemed necessary or appropriate as a basis for the opinions expressed herein. We have assumed the conformity to authentic originals of all documents submitted to us as copies.

The Proposal provides as follows:

> Resolved: That the shareholders of Pinnacle West Capital Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

The amendment to the Company's Articles of Incorporation that is requested in the Proposal will be referred to herein as the "Proposed Amendment."

You have asked our opinion as to whether the Proposed Amendment, if implemented in accordance with the Proposal and the processes required by law, would violate Arizona law. For the reasons set forth below, in our opinion the Proposed Amendment, if so implemented, would violate Arizona law.

The Company is incorporated in the state of Arizona. Article 14, Section 10 of the Arizona Constitution provides that:

> In all elections for directors or managers of any corporation, each shareholder shall have the right to cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter multiplied by the number of directors or managers to be elected at such election; and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute such votes among two or more such candidates; and such directors or managers shall not be elected otherwise.

In addition, Arizona Revised Statutes ("A.R.S.") Section 10-728.B provides that:

> At each election for directors, shareholders are entitled to cumulate their votes by multiplying the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and casting the product for a single candidate or distributing the product among two or more candidates.

By these provisions, Arizona law mandates that shareholders be allowed to cumulate their votes in the election of directors under all circumstances. There is no provision in Arizona law that permits an Arizona corporation to opt out of cumulative voting. Cumulative voting applies even in uncontested elections.

The following example illustrates the potential consequences under Arizona law if both cumulative voting and majority voting were to apply. This example also demonstrates how cumulative voting may apply in an uncontested election and provides a scenario in which shareholders may, in fact, want to cumulate their votes because a majority voting standard will be applied. Assume there is a 5 member board and 10 million shares are voted. Three groups of shareholders vote: (1) the dissident shareholders (holding 4 million shares), who support a "withhold" campaign for Nominee 1 and Nominee 2; (2) the "regular" shareholders (holding 3.5 million shares), who vote in favor of each nominee; and (3) the "cumulators" (holding 2.5 million shares), who cumulate their votes in favor of Nominee 1. The voting results in this example are as follows (in millions of shares):

Nominee	N1		N2		N3		N4		N5	
	For	Withhold	For	Withhold	For	Withhold	For	Withhold	For	Withhold
Dissidents		4		4	4		4		4	
Regulars	3.5		3.5		3.5		3.5		3.5	
Cumulators	12.5									
Total	16	4	3.5	4	7.5		7.5		7.5	

This scenario would constitute an uncontested election under the Proposed Amendment and the Proposed Amendment would require that a director receive a majority of the votes cast to be elected. Therefore, it is necessary to determine how many votes have been cast in the election. Under the Arizona Constitutional and corporate law provisions described above, each shareholder may cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter (one vote for each share held) multiplied by the number of directors to be elected at such election (five directors). In this scenario, a total of 50 million votes have been cast. See Schwartz V. State, 10 Ohio Cir. Dec. 413 (1900), affd. by 61 Ohio St. 499,505 (Ohio 1900) ("A stockholder who owns one share, and casts a vote for each of nine candidates, votes as if he had nine shares; so also does he vote if he casts nine for one candidate.") Under the Proposed Amendment, literally read, a majority of the votes cast, or 25,000,001 votes would be required to elect a director. None of the director candidates in this scenario would be elected, nor could any director ever be elected under this standard unless the director is the recipient of a significant number of votes cumulated in his favor. The provisions of Arizona law mandating cumulative voting described above are not intended to require that a shareholder cumulate his votes in favor of one or more candidates in order to allow for election. A shareholder is also expressly allowed to distribute his votes among the various candidates with an expectation that a candidate can be elected in that way.

If, alternatively, the majority of the votes cast required in the Proposed Amendment is determined on the basis of a majority of the shares voted or on a director by director basis, we would conclude that Nominee 2 in the Scenario above would not be elected because Nominee 2 did not receive a majority of the shares voted or of the votes cast for him. However, Nominee 2 did receive votes from holders of a number of shares that would be sufficient to elect him under cumulative voting if such shareholders had cumulated their votes for Nominee 2[1] and, therefore, his election should be given effect under Arizona law. Failure to seat Nominee 2 would, therefore, violate the Arizona Constitution and A.R.S. Section 10-728.B.

[1] The formula for cumulating votes most effectively is: $X = [(Y \times R) / (N + 1)] + 1$. X equals the number of shares needed to elect a given number of directors. Y equals the total number of voting shares at a meeting. R equals the number of directors desired to elect. N equals the total number of directors to be elected. In the example above 1.67 million shares are required to elect a director under cumulative voting $1.67M = [(10M \times 1) / (5 + 1)] + 1$. Harry G. Henn and John R. Alexander, Laws of Corporations and Other Business Enterprises, 495 n. 11 (West Group 1983).

In addition, failure to seat Nominee 2 could also be an impermissible removal of Nominee 2 under the provisions of A.R.S. § 10-808(C), which provides that that "[i]f less than the entire board is to be removed, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director's removal." Statutes such as this protect the results of cumulative voting by precluding majority overrule through the removal process. As a result, even if a director receives more than a majority of "withhold" votes in a director election, it would be inconsistent with the Arizona Constitution to permit the "removal" of the director (i.e., by failing to seat the director) if the shareholder votes cast "against removal" (in this case, in favor of the director's election) would have been sufficient to elect the director under cumulative voting. See Bohannan v. The Corporation Commission of Arizona, 313 P.2d 379, 380-81 (Ariz. 1957) ("Since the provisions of the Constitution are mandatory unless expressly declared to be otherwise . . ., any scheme, plan or device which completely denies the effectiveness of cumulative voting must necessarily fail.")

It is generally acknowledged that cumulative voting and majority voting are not compatible. As stated by Vincent Falcone in Majority Voting in Director Elections: A Simple, Direct, and Swift Solution, 2007 Colum. Bus. L. Rev. 844, 847, cumulative voting "makes sense only under a plurality voting system." He also noted that "[i]n enacting plurality voting statutes, legislatures were apparently concerned about the possibility of failed elections, in which no candidate receives an outright majority of the votes cast."[2] Id. See also Id. at n. 8. Moreover, in Lutterby v. Herancourt Brewing Co, 12 Ohio Dec. 67, 72 (1901), the court acknowledged this incompatibility in interpreting a statute ostensibly providing for both cumulative voting and majority voting, which provided as follows:

> At the time and place appointed, directors shall be chosen by ballot, by the stockholders who attend for that purpose either in person or by lawful proxies; at such election and at all other elections of directors, every stockholder shall have the right to vote in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate said shares and give one candidate as many votes as the number of directors multiplied by the number of his shares of stock shall equal, or to distribute them on the same principle among as many candidates as he shall think fit; and such directors shall not be elected in any other manner. A majority of the number of shares shall be necessary for a choice, but no person shall vote on any share on which any installment is due and unpaid....

[2] Under plurality voting, nominees for available positions who receive the highest number of votes are elected. See Model Bus. Corp. Act Ann. §7.28 official cmt. (Supp. 2005).

Snell & Wilmer
L.L.P.

After determining that the majority standard in this provision should be interpreted as referring to a majority of votes present at the meeting, the court also held that the majority standard could not apply when the shares are voted cumulatively. The court stated that:

> Of course, when the shares are voted cumulatively, it is not necessary that a candidate, in order to be elected, should receive the votes of a majority of the shares present, because one of the main purposes in allowing cumulative voting is to give the holders of less than a majority of the shares a right to select one or more representatives . . . .

In this regard, in Lutterby, 12 Ohio Dec. at 73, the court cited Schwartz, 61 Ohio St. at 505, which, in construing the same statute, held that:

> The requirement of a majority of shares must, in order that the clearly defined purpose of the legislature be not defeated, be regarded as applying only when the shares are voted without cumulating.

The opinions herein are limited solely to the laws of the State of Arizona and we express no opinion on the laws of any other jurisdiction. The opinions expressed herein are based upon the law and facts in effect on the date hereof, and we assume no obligation to revise or supplement this opinion should such law be changed by legislative action, judicial decision, or in any other manner, or otherwise to notify you of any changes in law or fact relevant to the opinions expressed herein. The foregoing opinions are limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matters expressly stated.

The foregoing is rendered solely for your benefit in connection with the matters addressed herein. We consent to inclusion of this opinion with a request by you to the Securities and Exchange Commission concurrence with your decision to exclude the Proposal from the proxy material for the Annual Meeting. Except as stated in this paragraph, this opinion may not be relied upon by any other person or for any other purpose and may not be disclosed, quoted, filed with a governmental agency or otherwise, without our prior written consent.

Very truly yours,

Snell & Wilmer L.L.P.

Snell & Wilmer LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pinnacle West Capital Corporation
Incoming letter dated January 17, 2008

The proposal requests that the board initiate the appropriate process to amend the company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting.

There appears to be some basis for your view that Pinnacle West may exclude the proposal under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if Pinnacle West omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pinnacle West relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

EXHIBIT B

PINNACLE WEST
CAPITAL CORPORATION
LAW DEPARTMENT

RECEIVED
2008 JAN 18 PM 12:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Diane Wood
Senior Attorney
Direct Line: (602) 250-3544

January 17, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal of United Brotherhood of Carpenters Pension Fund
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Pinnacle West Capital Corporation, an Arizona corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") the proposal and statement in support thereof (the "Proposal") submitted by letter dated December 17, 2007 by the United Brotherhood of Carpenters Pension Fund (the "Proponent"), with Edward J. Durkin appointed as the primary contact.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

We would like to request that if the Proponent elects to submit a response to this letter to the Commission or the staff of the Division of Corporation Finance (the "Staff"), it concurrently send a copy of that correspondence to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) under the Exchange Act.

Basis For Exclusion

We believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(2) under the Exchange Act, because implementation of the Proposal would cause the Company to violate state law, and Rule 14a-8(i)(3) and Rule 14a-8(i)(6) under the Exchange Act, because the Proposal is contrary to the Commission's proxy rules in that the language of the Proposal renders it so vague and indefinite with respect to significant aspects of the Proposal that neither the shareholders voting on the Proposal nor the Company in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Proposal

The Proposal requests that the Company's Board of Directors "initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats." A copy of the Proposal, as well as all related correspondence with the Proponent, is attached to this letter as Exhibit A.

Analysis

I. The Proposal may be excluded under Rule 14a-8(i)(3) or Rule 14a-8(i)(6) because the language of the Proposal renders it so vague and indefinite with respect to significant aspects of the Proposal that neither the shareholders voting on the Proposal nor the Company in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Proposal seeks to implement a majority vote standard in the election of Company directors. A critical component of any such standard is how to determine the precise mechanics of the vote required for election of each director nominee. The Proposal requires that the election be determined by a "majority of the votes cast at an annual meeting of shareholders." However, as described below, this language does not provide for a definitive standard of voting under Arizona law.

The Company is incorporated in the state of Arizona. In contrast to most states that permit a corporation to choose to apply cumulative voting in the election of directors, Arizona law mandates cumulative voting in the election of directors under all circumstances. This requirement is not only provided for in the corporate laws of Arizona, but is found in the Arizona Constitution. Article 14, Section 10 of the Arizona Constitution provides that:

> In all elections for directors or managers of any corporation, each shareholder shall have the right to cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter multiplied by the number of directors or

> managers to be elected at such election; and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute such votes among two or more such candidates; and such directors or managers shall not be elected otherwise.

Similarly, Arizona Revised Statutes Section 10-728.B provides that:

> At each election for directors, shareholders are entitled to cumulate their votes by multiplying the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and casting the product for a single candidate or distributing the product among two or more candidates.

The following example illustrates the uncertainty inherent in the voting standard included in the Proposal. An Arizona corporation has 1,000 shares outstanding and has four shareholders, each holding 250 shares. The corporation proposes a slate of five directors, consisting of the four shareholders and one additional nominee. This scenario would constitute an uncontested election under the Proposal and the Proposal would require that a director receive a majority of the votes cast to be elected. Therefore, it is necessary to determine how many votes have been cast in the election. Under the Arizona Constitutional and corporate law provisions described above, each shareholder may cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter (one vote for each share held -- 250 shares) multiplied by the number of directors to be elected at such election (five directors). In this scenario, assume each of three shareholders has cumulated her 1,250 votes to vote for herself, and that the remaining shareholder has cast 250 votes for each of the five directors. Thus, three directors have received 1,500 votes each, and two directors have received 250 votes each, for a total of 5,000 votes being cast. Under the Proposal, one interpretation would require a majority of the votes cast, or 2,501 votes, to elect a director, so no directors would be elected.

An alternative interpretation of the Proposal could require that a director receive a number of votes equal to the majority of the shares voting in the election of directors. Since holders of 1,000 shares all voted, this interpretation would require that a director receive at least 501 votes. Under that interpretation, three of the five directors would be elected. Alternatively, it may be that the Proponent intended that the Proposal be read to require a majority vote determination on a director-by-director basis, so that for each director candidate, only votes for or against/withheld for that candidate are relevant. Under that interpretation, all five directors would be elected, even the two directors receiving the votes from only 25% of the shareholders voting. The point, however, is that the Proposal is fatally vague and uncertain on this point, which is arguably the most fundamental aspect of the entire Proposal. Note that, as we describe in Section II of this letter, we believe that the Proposal, if implemented, would violate Arizona law under any of these interpretations.

A proposal may be excluded where the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations." In Exxon Corporation (January 29, 1992), the Staff concluded the proposal was vague and indefinite. The Staff reached this finding by noting Exxon's argument that the proposal's use of such terms as "the company" and "considerable amount of money," "makes the proposal misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the [c]ompany's Board [of Directors] in implementing the proposal, if adopted, with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposals." This finding by the Staff resulted in the proposal's exclusion without an opportunity to amend.

The Staff has also consistently found that a proposal may be excluded under Rule 14a-8(i)(3) where the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal. See, e.g., Bank of America Corporation (February 12, 2007); International Business Machines Corporation (February 2, 2005); The Procter & Gamble Company (October 25, 2002); Fuqua Industries Incorporated (March 12, 1991).

In Section B.4 of the SEC Staff Legal Bulletin No. 14B (CF) on Shareholder Proposals, dated September 15, 2004, the Staff confirmed the applicability of the foregoing standard under Rule 14a-8(i)(3).

In similar fashion, the Staff has permitted the exclusion of vague and indefinite shareholder proposals under Rule 14a-8(i)(6), which permits exclusion of proposals that a company lacks the power to implement. The Staff has acknowledged that a company lacks the power to implement a proposal where the "proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." International Business Machines Corporation (January 14, 1992).

II. The Proposal may be excluded under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Arizona law.

Rule 14a-8(i)(2) permits the omission of a shareholder proposal that would, if implemented, cause a company to violate applicable law. The Staff has recognized on many occasions that conflicts with state corporation law may be a basis for omission of a proposal. See, e.g., PG&E Corp. (avail. Feb. 14, 2006) (proposal to adopt majority voting in director elections was excludable because, if implemented, it would cause the corporation to violate California state law, which, at the time, required director elections by plurality voting); AT&T Inc. (avail. Feb. 7, 2006) (proposal to adopt cumulative voting either as a bylaw or as a long term policy was excludable because, if implemented, it would cause the company to violate Delaware law, which provides that cumulative voting is permitted only when it is authorized in the corporation's certificate of incorporation); HealthSouth Corp. (avail. Dec. 9, 2005) (proposal calling for "per capita" voting by shareholders to approve the number of directors was excludable because, if implemented, it would cause the company to violate Delaware law, which requires that any deviation from the "one share, one vote" standard appear in the company's certificate of incorporation; Sara Lee Corp. (avail. July 15, 2005) (proposal calling for "per

Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3544, E-mail: Diane.Wood@pinnaclewest.com

capita" voting by shareholders was excludable because, if implemented, it would cause the company to violate the "votes cast" standard under Maryland law.)

For the reasons set forth below and in the legal opinion regarding Arizona law from Snell & Wilmer L.L.P. attached hereto as Exhibit B, the Proposal, if implemented, would cause the Company to violate the Arizona Constitution and the Arizona Revised Statutes. Arizona law mandates cumulative voting in the election of directors under all circumstances. There is no provision in Arizona law that permits an Arizona corporation to opt out of cumulative voting. Cumulative voting applies even in uncontested elections. Indeed, as noted above, Article 14, Section 10 of the Arizona Constitution provides that:

> In all elections for directors or managers of any corporation, each shareholder shall have the right to cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter multiplied by the number of directors or managers to be elected at such election; and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute such votes among two or more such candidates; and such directors or managers shall not be elected otherwise. (Emphasis supplied.)

It is generally acknowledged that cumulative voting and majority voting are not compatible. The incompatibility is clear when looking at the policy behind each standard. The policy behind majority voting is to give the majority control. The policy behind cumulative voting "is to make it possible for [a minority shareholder] to have 'a member on the board so that he knows what is going on,'" Bohannan v. The Corporation Commission of Arizona, 82 Ariz. 299, 302, 313 P.2d 379, 382 (Az. Supreme Ct. 1957), even if the majority does not agree with the minority shareholder's nominee of choice.

Mr. Durkin, the primary contact for the Proponent, recognized this inherent conflict in the "*Effects of Contested Elections and Cumulative Voting on Companies Electing Directors by Majority Vote*" (available at www.cii.org) (the "Durkin Analysis"), when he stated that majority voting and cumulative voting are incompatible and that "[y]ou shouldn't mix cumulative voting and a majority vote standard."[1] Many commentators, states and companies who have considered the issue agree. For example, under amendments to the Model Business Corporation Act adopted in 2006, only corporations whose articles of incorporation do not provide for cumulative voting may elect to be governed by the newly adopted majority voting provisions of the act. *MBCA § 10.22(a)*. In this regard, Washington recently revised its statutes governing the election of directors to allow public companies to use the majority vote standard, but only as long as their articles of incorporation do not allow cumulative voting. *Rev. Code Wash. § 23B.10.205*. Similarly, California has revised its statutes regarding director elections to allow a publicly-

[1] In the Durkin Analysis, Mr. Durkin stated that "[i]f the hypothetical is a contested election, you should have a plurality vote standard and cumulative voting rights would be compatible if provided for. If the hypothetical is an uncontested election, you should have a majority vote standard and cumulative voting is not applicable." As a result of Arizona's unique Constitutional provision, however, Arizona corporations must apply cumulative voting in all director elections, even uncontested elections.

traded corporation to amend its articles of incorporation or bylaws to adopt a majority vote standard in uncontested elections, but only if it has eliminated cumulative voting. *Cal. Corp. Code § 708.5(b). See also* Section 16-10a-1023 of the Utah Revised Business Corporation Act and Section 10-35-09.2 of the North Dakota Century Code.[2]

In addition to the incompatibility of majority voting with cumulative voting, in Arizona, a majority voting standard also violates the director removal statutes. A.R.S. § 10-808(C) provides that "[i]f less than the entire board is to be removed, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director's removal." Statutes such as this protect the results of cumulative voting by precluding majority overrule through the removal process. As a result, even if a director receives more than a majority of "withhold" votes in a director election, it would be a violation of the Arizona Constitution to permit the "removal" of the director (i.e., by failing to seat the director or requiring the director to resign) if the shareholder votes cast "against removal" (in this case, in favor of the director's election) would have been sufficient to elect the director under cumulative voting. Bohannan, 82 Ariz. at 302, 313 P.2d at 380-81 ("Since the provisions of the Constitution are mandatory unless expressly declared to be otherwise . . ., any scheme, plan or device which completely denies the effectiveness of cumulative voting must necessarily fail.")

The following example further illustrates the potential consequences under Arizona law if both cumulative voting and majority voting were to apply. This scenario demonstrates how cumulative voting may apply in an uncontested election and postulates a case in which shareholders may, in fact, want to cumulate their votes in favor of one or more candidates merely because a majority voting standard would otherwise be applied. Assume there is a 5-member board and 10 million shares are voted. Three groups of shareholders vote: (1) the dissident shareholders (holding 4 million shares), who support a "withhold" campaign for Nominee 1 and Nominee 2; (2) the "regular" shareholders (holding 3.5 million shares), who vote in favor of each nominee; and (3) the "cumulators" (holding 2.5 million shares), who cumulate their votes in favor of Nominee 1. The voting results in this example are as follows:

Nominee	**N1**		**N2**		**N3**		**N4**		**N5**	
	For	Withhold	For	Withhold	For	Withhold	For	Withhold	For	Withhold
Dissidents		4		4	4		4		4	
Regulars	3.5		3.5		3.5		3.5		3.5	
Cumulators	12.5									
TOTAL	16	4	3.5	4	7.5		7.5		7.5	

If the applicable majority vote standard is that the director nominees must be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, the first

[2] Many companies have also recognized the inconsistencies between majority voting and cumulative voting and some have taken steps to eliminate cumulative voting to address the issue. See, e.g., Avon Products, Inc., Kroger Co., Mattel, Inc., Merck & Co., Inc., Northern Trust Corporation, PPG Industries, Inc., and Qualcomm Incorporated. Because cumulative voting is required by Arizona law, the Company does not have this option.

Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3544, E-mail: Diane.Wood@pinnaclewest.com

question is what number of votes has been cast? As we described in Section I above, arguably 50 million votes have been cast, and no director is elected because no director has received a majority of the votes cast (25,000,001).

However, even if we assume that we look at the number of votes cast on the basis of a majority of the shares voted or on a director by director basis, we would conclude that Nominee 2 would not be elected because Nominee 2 did not receive a majority of the shares voted or of the votes cast for him. However, Nominee 2 did receive votes from a number of shareholders that would be sufficient to elect him under cumulative voting if such shareholders had cumulated their votes for Nominee 2[3] and, therefore, his election should be given effect. Failure to seat Nominee 2 would violate the Arizona Constitution and could also constitute an impermissible removal of Nominee 2 under the provisions of A.R.S. § 10-808(C).

The fact that the Proposal requests that the specific action be taken, instead of requiring the action, does not change the above analysis. See, e.g., RadioShack Corp. (avail. Feb.28, 2005) (concurring that a proposal recommending amendment of the company's bylaws to require certain limitations on executive compensation was excludable under Rule 14a-8(i)(2) as it would violate Delaware law if implemented). See also General Electric Co. (avail. Jan. 12, 2005) (same result under New York law); Gencorp Inc. (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareholder proposals receiving a majority vote was excludable under Rule 14a-8(i)(2)).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. In addition, the Company requests that the Commission's decision in this matter be transmitted to the Company by facsimile at 602-250-3393. The Proposal states that correspondence relating to the Proposal can be sent to Mr. Durkin via facsimile at (202) 543-4871. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

[3] The formula for cumulating votes most effectively is: $X = [(Y \times R) / (N + 1)] + 1$. X equals the number of shares needed to elect a given number of directors. Y equals the total number of voting shares at a meeting. R equals the number of directors desired to elect. N equals the total number of directors to be elected. In the example above 1.67 million shares are required to elect a director under cumulative voting $1.67M = [(10M \times 1) / (5 + 1)] + 1$. Harry G. Henn and John R. Alexander, Laws of Corporations and Other Business Enterprises, 495 n. 11 (West Group 1983).

APS • APS Energy Services • Pinnacle West Energy • SunCor • El Dorado
Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3544, E-mail: Diane.Wood@pinnaclewest.com

If we can be of any further assistance in this matter, please do not hesitate to call me at (602) 250-3544.

Very truly yours,

Diane Wood

APS • APS Energy Services • Pinnacle West Energy • SunCor • El Dorado
Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3544, E-mail: Diane.Wood@pinnaclewest.com

EXHIBIT A

(see attached)

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 602-250-3002]

December 17, 2007

Nancy C. Loftin
Vice President - General Counsel and Secretary
Pinnacle West Capital Corporation
400 North 5th Street
Mail Station 9068
Phoenix, Arizona 85004

Dear Ms. Loftin:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pinnacle West Capital Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 1,554 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-572

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Pinnacle West Capital Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, Gannett, Marathon Oil, and recently Pfizer have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 602-250-3002]

December 20, 2007

Nancy C. Loftin
Vice President - General Counsel and Secretary
Pinnacle West Capital Corporation
400 North 5th Street
Mail Station 9068
Phoenix, Arizona 85004

Re: Shareholder Proposal Record Letter

Dear Ms. Loftin:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 1,554 shares of Pinnacle West Capital Corporation common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

PINNACLE WEST
CAPITAL CORPORATION
LAW DEPARTMENT

Diane Wood
Senior Attorney
Direct Line: (602) 250-3544

January 10, 2008

VIA FACSIMILE 202-543-4871 AND U.S. MAIL

United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington D.C. 20001
Attn: Edward J. Durkin

Re: Director Election Majority Vote Standard Proposal

Dear Mr. Durkin:

Pinnacle West Capital Corporation ("Pinnacle West") received your letter dated December 17, 2007, and the accompanying shareholder proposal regarding the election of directors using a majority vote standard (the "Proposal"). We would like to thank you for your interest in Pinnacle West and its corporate governance practices. We do have some concerns, however, about the implications of the Proposal under Arizona law, which we wanted to bring to your attention.

In contrast to most states that permit a corporation to choose to apply cumulative voting in the election of directors, Arizona law mandates cumulative voting in the election of directors under all circumstances. This requirement is found in the Arizona Constitution, Article 14, Section 10, and in Arizona Revised Statutes ("A.R.S.") § 10-728. There is no provision in Arizona law that permits an Arizona corporation to opt out of cumulative voting. Cumulative voting applies even in uncontested elections. Indeed, Article 14, Section 10 of the Arizona Constitution provides that:

> In all elections for directors or managers of any corporation, each shareholder shall have the right to cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter multiplied by the number of directors or managers to be elected at such election; and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute such votes among two or more such candidates; and such directors or managers shall not be elected otherwise.

We agree that giving shareholders a meaningful vote and representation on the Board is important, and both cumulative voting and majority voting advance that goal in different ways. However, it is generally acknowledged that cumulative voting and majority voting are not compatible. The incompatibility is clear when looking at the policy behind each standard. The policy behind majority voting is to give the majority control. The policy behind cumulative voting "is to make it possible for [a minority shareholder] to have 'a member on the board so that he knows what is going on,'" Bohannan v. The Corporation Commission of Arizona, 82 Ariz. 299, 302, 313 P.2d 379, 382 (Az. Supreme Ct. 1957), even if the majority does not agree with the minority shareholder's nominee of choice.

You recognized this inherent conflict in the "*Effects of Contested Elections and Cumulative Voting on Companies Electing Directors by Majority Vote*" (available at www.cii.org) (the "Durkin Analysis"), when you stated that majority voting and cumulative voting are incompatible and that "[y]ou shouldn't mix cumulative voting and a majority vote standard." Many commentators, states and companies who have considered the issue agree. For example, under amendments to the Model Business Corporation Act adopted in 2006, only corporations whose articles of incorporation do not provide for cumulative voting may elect to be governed by the newly adopted majority voting provisions of the act. *MBCA § 10.22(a)*. In this regard, Washington recently revised its statutes governing the election of directors to allow public companies to use the majority vote standard, but only as long as their articles of incorporation do not allow cumulative voting. *Rev. Code Wash. § 23B.10.205*. Similarly, California has revised its statutes regarding director elections to allow a publicly-traded corporation to amend its articles of incorporation or bylaws to adopt a majority vote standard in uncontested elections, but only if it has eliminated cumulative voting. *Cal. Corp. Code § 708.5(b)*. *See also* Section 16-10a-1023 of the Utah Revised Business Corporation Act and Section 10-35-09.2 of the North Dakota Century Code. [1]

In the Durkin Analysis, you stated that "[i]f the hypothetical is a contested election, you should have a plurality vote standard and cumulative voting rights would be compatible if provided for. If the hypothetical is an uncontested election, you should have a majority vote standard and cumulative voting is not applicable." As a result of Arizona's unique Constitutional provision, however, Arizona corporations must apply cumulative voting in all director elections, even uncontested elections.

In addition to other concerns about the conflict or incompatibility of majority voting with cumulative voting, in Arizona, as in other states when cumulative voting applies, how majority voting standards and policies interact with the director removal statutes is an area of significant uncertainty. A.R.S. § 10-808(C) provides that "[i]f less than the entire board is to be removed, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director's removal." Statutes such as this protect the results of cumulative voting by precluding majority overrule through the removal process. As a

[1] Many companies have also recognized the inconsistencies between majority voting and cumulative voting and some have taken steps to eliminate cumulative voting to address the issue. *See e.g.*, Avon Products, Inc., Kroger Co., Mattel, Inc., Merck & Co., Inc., Northern Trust Corporation, PPG Industries, Inc., and Qualcomm Incorporated. Because cumulative voting is required by Arizona law, Pinnacle West does not have this option.

Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3544, E-mail: Diane.Wood@pinnaclewest.com

result, even if a director receives more than a majority of "withhold" votes in a director election, it would be inconsistent with the Arizona Constitution to permit the "removal" of the director (i.e., by failing to seat the director or requiring the director to resign) if the shareholder votes cast "against removal" (in this case, in favor of the director's election) would have been sufficient to elect the director under cumulative voting. Bohannan, 82 Ariz. at 302, 313 P.2d at 380-81 ("Since the provisions of the Constitution are mandatory unless expressly declared to be otherwise . . . , any scheme, plan or device which completely denies the effectiveness of cumulative voting must necessarily fail.")

The following example will better illustrate the potential consequences under Arizona law if both cumulative voting and majority voting were to apply. This example also demonstrates how cumulative voting may apply in an uncontested election and provides a scenario in which shareholders may, in fact, want to cumulate their votes because a majority voting standard will be applied. Assume there is a 5-member board and 10 million shares are voted. Three groups of shareholders vote: (1) the dissident shareholders (holding 4 million shares), who support a "withhold" campaign for Nominee 1 and Nominee 2; (2) the "regular" shareholders (holding 3.5 million shares), who vote in favor of each nominee; and (3) the "cumulators" (holding 2.5 million shares), who cumulate their votes in favor of Nominee 1. The voting results in this example are as follows:

Nominee	N1		N2		N3		N4		N5	
	For	Withhold	For	Withhold	For	Withhold	For	Withhold	For	Withhold
Dissidents		4		4	4		4		4	
Regulars	3.5		3.5		3.5		3.5		3.5	
Cumulators	12.5									
TOTAL	16	4	3.5	4	7.5		7.5		7.5	

If the applicable majority vote standard is that the director nominees must be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, the first question under this scenario is, what number of votes has been cast? However, if we assume that we look at the number of votes cast on a director-by-director basis, we would conclude that Nominee 2 would not be elected because Nominee 2 did not receive a majority of the votes cast for him. However, Nominee 2 did receive a number of votes sufficient to elect him under cumulative voting[2] and, therefore, his election should be given effect. In addition, failure to seat Nominee 2 or a binding requirement for his resignation if he is an incumbent director would be inconsistent with the Arizona Constitution and could be an impermissible removal of Nominee 2 under the provisions of A.R.S. § 10-808(C).

This example is only one illustration of the confusion and complications that the use of both cumulative voting and majority voting could cause. In light of the unique circumstances affecting Arizona corporations, including Pinnacle West (i.e, the Arizona Constitution requires

[2] The formula for cumulating votes most effectively is: $X = [(Y \times R) / (N + 1)] + 1$. X equals the number of shares needed to elect a given number of directors. Y equals the total number of voting shares at a meeting. R equals the number of directors desired to elect. N equals the total number of directors to be elected. In the example above 1.67 million votes are required to elect a director under cumulative voting $1.67 = [(10 \times 1) / (5 + 1)] + 1$.

Arizona corporations to employ cumulative voting in all director elections), we respectfully request your withdrawal of the Proposal. We would appreciate the opportunity to discuss the Proposal with you and the Arizona law issues we have described above, particularly if you disagree with our analysis or if you believe we have overlooked anything that might change our conclusions. If you would like to do so, I ask that you contact me at (602) 250-3544 or via e-mail at diane.wood@pinnaclewest.com on or before Wednesday, January 16, 2008. If you do not agree to withdraw the Proposal, we intend to request a no-action letter from the SEC to exclude the Proposal from Pinnacle West's proxy statement, which request may include, as a basis for such exclusion, additional matters not addressed in this letter.

Thank you for your prompt attention to this matter.

Very truly yours,

Pinnacle West Capital Corporation

Diane Wood
Senior Attorney

DW:bd

cc: Eric Robinson, Wachtell, Lipton, Rosen & Katz
Matthew Feeney, Snell & Wilmer
Nancy Loftin, Pinnacle West Capital Corporation
Senior Vice President, General Counsel and Secretary

EXHIBIT B

(see attached)

Snell & Wilmer
L.L.P.
LAW OFFICES

One Arizona Center
Phoenix, AZ 85004-2202
602.382.6000
602.382.6070 (Fax)
www.swlaw.com

DENVER
LAS VEGAS
ORANGE COUNTY
PHOENIX
SALT LAKE CITY
TUCSON

January 17, 2008

Pinnacle West Capital Corporation
400 North Fifth Street
Phoenix, AZ 85004

Re: Stockholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen

We have acted as Arizona counsel to Pinnacle West Capital Corporation, an Arizona corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proponent intends to present the Proposal at the Company's 2008 annual meeting of shareholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Arizona.

We have reviewed copies of the Proponent's letter to the Company dated December 17, 2007, and the accompanying Proposal and supporting statement. We have also reviewed copies of the Restated Articles of Incorporation of the Company as filed with the Arizona Corporation Commission on May 23, 2007 (the "Articles of Incorporation"), the Bylaws of the Company, as amended, and such other documents as we have deemed necessary or appropriate as a basis for the opinions expressed herein. We have assumed the conformity to authentic originals of all documents submitted to us as copies.

The Proposal provides as follows:

> Resolved: That the shareholders of Pinnacle West Capital Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

The amendment to the Company's Articles of Incorporation that is requested in the Proposal will be referred to herein as the "Proposed Amendment."

You have asked our opinion as to whether the Proposed Amendment, if implemented in accordance with the Proposal and the processes required by law, would violate Arizona law. For the reasons set forth below, in our opinion the Proposed Amendment, if so implemented, would violate Arizona law.

The Company is incorporated in the state of Arizona. Article 14, Section 10 of the Arizona Constitution provides that:

> In all elections for directors or managers of any corporation, each shareholder shall have the right to cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter multiplied by the number of directors or managers to be elected at such election; and each shareholder may cast the whole number of votes, either in person or by proxy, for one candidate, or distribute such votes among two or more such candidates; and such directors or managers shall not be elected otherwise.

In addition, Arizona Revised Statutes ("A.R.S.") Section 10-728.B provides that:

> At each election for directors, shareholders are entitled to cumulate their votes by multiplying the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and casting the product for a single candidate or distributing the product among two or more candidates.

By these provisions, Arizona law mandates that shareholders be allowed to cumulate their votes in the election of directors under all circumstances. There is no provision in Arizona law that permits an Arizona corporation to opt out of cumulative voting. Cumulative voting applies even in uncontested elections.

The following example illustrates the potential consequences under Arizona law if both cumulative voting and majority voting were to apply. This example also demonstrates how cumulative voting may apply in an uncontested election and provides a scenario in which shareholders may, in fact, want to cumulate their votes because a majority voting standard will be applied. Assume there is a 5 member board and 10 million shares are voted. Three groups of shareholders vote: (1) the dissident shareholders (holding 4 million shares), who support a "withhold" campaign for Nominee 1 and Nominee 2; (2) the "regular" shareholders (holding 3.5 million shares), who vote in favor of each nominee; and (3) the "cumulators" (holding 2.5 million shares), who cumulate their votes in favor of Nominee 1. The voting results in this example are as follows (in millions of shares):

Nominee	N1		N2		N3		N4		N5	
	For	Withhold	For	Withhold	For	Withhold	For	Withhold	For	Withhold
Dissidents		4		4	4		4		4	
Regulars	3.5		3.5		3.5		3.5		3.5	
Cumulators	12.5									
Total	16	4	3.5	4	7.5		7.5		7.5	

This scenario would constitute an uncontested election under the Proposed Amendment and the Proposed Amendment would require that a director receive a majority of the votes cast to be elected. Therefore, it is necessary to determine how many votes have been cast in the election. Under the Arizona Constitutional and corporate law provisions described above, each shareholder may cast as many votes in the aggregate as he shall be entitled to vote in said company under its charter (one vote for each share held) multiplied by the number of directors to be elected at such election (five directors). In this scenario, a total of 50 million votes have been cast. See Schwartz V. State, 10 Ohio Cir. Dec. 413 (1900), affd. by 61 Ohio St. 499,505 (Ohio 1900) ("A stockholder who owns one share, and casts a vote for each of nine candidates, votes as if he had nine shares; so also does he vote if he casts nine for one candidate.") Under the Proposed Amendment, literally read, a majority of the votes cast, or 25,000,001 votes would be required to elect a director. None of the director candidates in this scenario would be elected, nor could any director ever be elected under this standard unless the director is the recipient of a significant number of votes cumulated in his favor. The provisions of Arizona law mandating cumulative voting described above are not intended to require that a shareholder cumulate his votes in favor of one or more candidates in order to allow for election. A shareholder is also expressly allowed to distribute his votes among the various candidates with an expectation that a candidate can be elected in that way.

If, alternatively, the majority of the votes cast required in the Proposed Amendment is determined on the basis of a majority of the shares voted or on a director by director basis, we would conclude that Nominee 2 in the Scenario above would not be elected because Nominee 2 did not receive a majority of the shares voted or of the votes cast for him. However, Nominee 2 did receive votes from holders of a number of shares that would be sufficient to elect him under cumulative voting if such shareholders had cumulated their votes for Nominee 2[1] and, therefore, his election should be given effect under Arizona law. Failure to seat Nominee 2 would, therefore, violate the Arizona Constitution and A.R.S. Section 10-728.B.

[1] The formula for cumulating votes most effectively is: X = [(Y x R) / (N + 1)] + 1. X equals the number of shares needed to elect a given number of directors. Y equals the total number of voting shares at a meeting. R equals the number of directors desired to elect. N equals the total number of directors to be elected. In the example above 1.67 million shares are required to elect a director under cumulative voting 1.67M = [(10M x 1) / (5 + 1)] + 1. Harry G. Henn and John R. Alexander, Laws of Corporations and Other Business Enterprises, 495 n. 11 (West Group 1983).

In addition, failure to seat Nominee 2 could also be an impermissible removal of Nominee 2 under the provisions of A.R.S. § 10-808(C), which provides that that "[i]f less than the entire board is to be removed, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director's removal." Statutes such as this protect the results of cumulative voting by precluding majority overrule through the removal process. As a result, even if a director receives more than a majority of "withhold" votes in a director election, it would be inconsistent with the Arizona Constitution to permit the "removal" of the director (i.e., by failing to seat the director) if the shareholder votes cast "against removal" (in this case, in favor of the director's election) would have been sufficient to elect the director under cumulative voting. See Bohannan v. The Corporation Commission of Arizona, 313 P.2d 379, 380-81 (Ariz. 1957) ("Since the provisions of the Constitution are mandatory unless expressly declared to be otherwise . . ., any scheme, plan or device which completely denies the effectiveness of cumulative voting must necessarily fail.")

It is generally acknowledged that cumulative voting and majority voting are not compatible. As stated by Vincent Falcone in Majority Voting in Director Elections: A Simple, Direct, and Swift Solution, 2007 Colum. Bus. L. Rev. 844, 847, cumulative voting "makes sense only under a plurality voting system." He also noted that "[i]n enacting plurality voting statutes, legislatures were apparently concerned about the possibility of failed elections, in which no candidate receives an outright majority of the votes cast."[2] Id. See also Id. at n. 8. Moreover, in Lutterby v. Herancourt Brewing Co, 12 Ohio Dec. 67, 72 (1901), the court acknowledged this incompatibility in interpreting a statute ostensibly providing for both cumulative voting and majority voting, which provided as follows:

> At the time and place appointed, directors shall be chosen by ballot, by the stockholders who attend for that purpose either in person or by lawful proxies; at such election and at all other elections of directors, every stockholder shall have the right to vote in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate said shares and give one candidate as many votes as the number of directors multiplied by the number of his shares of stock shall equal, or to distribute them on the same principle among as many candidates as he shall think fit; and such directors shall not be elected in any other manner. A majority of the number of shares shall be necessary for a choice, but no person shall vote on any share on which any installment is due and unpaid....

[2] Under plurality voting, nominees for available positions who receive the highest number of votes are elected. See Model Bus. Corp. Act Ann. §7.28 official cmt. (Supp. 2005).

After determining that the majority standard in this provision should be interpreted as referring to a majority of votes present at the meeting, the court also held that the majority standard could not apply when the shares are voted cumulatively. The court stated that:

> Of course, when the shares are voted cumulatively, it is not necessary that a candidate, in order to be elected, should receive the votes of a majority of the shares present, because one of the main purposes in allowing cumulative voting is to give the holders of less than a majority of the shares a right to select one or more representatives . . . .

In this regard, in Lutterby, 12 Ohio Dec. at 73, the court cited Schwartz, 61 Ohio St. at 505, which, in construing the same statute, held that:

> The requirement of a majority of shares must, in order that the clearly defined purpose of the legislature be not defeated, be regarded as applying only when the shares are voted without cumulating.

The opinions herein are limited solely to the laws of the State of Arizona and we express no opinion on the laws of any other jurisdiction. The opinions expressed herein are based upon the law and facts in effect on the date hereof, and we assume no obligation to revise or supplement this opinion should such law be changed by legislative action, judicial decision, or in any other manner, or otherwise to notify you of any changes in law or fact relevant to the opinions expressed herein. The foregoing opinions are limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matters expressly stated.

The foregoing is rendered solely for your benefit in connection with the matters addressed herein. We consent to inclusion of this opinion with a request by you to the Securities and Exchange Commission concurrence with your decision to exclude the Proposal from the proxy material for the Annual Meeting. Except as stated in this paragraph, this opinion may not be relied upon by any other person or for any other purpose and may not be disclosed, quoted, filed with a governmental agency or otherwise, without our prior written consent.

Very truly yours,

Snell & Wilmer L.L.P.

Snell & Wilmer LLP

March 24, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Reconsideration of the Response of the Office of Chief Counsel Division of Corporation Finance to Pinnacle West Capital Corporation's Request for No-Action Advice Concerning the United Brotherhood of Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I respectfully submit this request for reconsideration of the Staff's ruling in favor of the Pinnacle West Capital Corporation's ("Company") 14a-8(i)(3) argument that the Fund's proposal is vague and indefinite.

The Company's (i)(3) argument for omission is based on a hypothetical example it constructs. The hypothetical does not reveal "the uncertainty inherent in the voting standard," but rather the Company's lack of familiarity with the method by which votes are counted under the majority vote standard. The Company's election hypothetical, with a majority voting standard and shareholders exercising cumulative voting rights, and the suggestion of multiple methods for vote calculation, simply creates the confusion and vagueness it then uses to advance its arguments against the proposal. The majority vote of votes cast standard operates the same at every company that has adopted it, regardless of whether or not shareholders are permitted to cumulate votes for nominees. In determining an election's outcome, the votes cast for and against each nominee are examined to determine whether each nominee did or did not receive more "for" votes than more votes "against." The fact that some or all of a company's shareholders may choose to exercise cumulative voting rights granted pursuant to a state constitutional provision, a state statute, a company article, or a company bylaw, is irrelevant to the operation of the vote standard.

In the Company's Preliminary Schedule 14A filing for the 2008 annual meeting, the vote standard for director elections is described as follows:

> ***What is required to approve the items to be voted on?***
>
> Election of Directors. Individuals receiving the highest number of votes will be elected. The number of votes that a shareholder may, but is not required to, cast is calculated by multiplying the number of shares of common stock owned by the shareholder, as of the record date, by the number of directors to be elected. Any shareholder may cumulate his or her votes by casting them all in person or by proxy for any one nominee, or by distributing them among two or more nominees. Abstentions and broker non-votes will not be counted towards a nominee's total and will have no effect on the election of directors. You may not cumulate your votes against a nominee. If you hold shares beneficially through a broker, trustee or other nominee and wish to cumulate votes for any one or more (but less than all) nominees, you should contact your broker, trustee or nominee. Cumulative voting applies only to the election of directors.

The first sentence in this proxy disclosure describes the plurality vote standard the Company presently uses for majority voting. It is standard or common language used to describe the plurality vote standard. The remaining sentences of the disclosure describe the cumulative voting rights that Company shareholders enjoy pursuant to provisions of the Arizona state constitution and state corporate law. Plurality voting is the vote standard and cumulative voting is a method of voting permitted. The Company's disclosure is clear and concise: A plurality vote standard is in place with the directors that get the "highest number of votes" being elected, and shareholders may cumulate their votes "for" nominees standing for election.

The Proposal seeks to offer a different vote standard – a majority of the votes cast – than the plurality standard the Company currently employs. The Fund and others have submitted literally hundreds of such proposals over the last several years, and hundreds of companies have adopted the majority of the votes cast standard with no problem. That list includes numerous companies that also permit shareholders to cumulate their votes, whether the companies voluntarily do so or are required to permit cumulative voting under state law.

For example, consider the recent proxy statement of Hewlett-Packard (HP) that has both a majority vote standard and cumulative voting. The following excerpts are from HP's 2008 proxy statement:

> **21. What is the voting requirement to approve each of the proposals?**
>
> In the election of directors, each director will be elected by the vote of the majority of votes cast with respect to that director nominee. A majority of votes cast means that the number of votes cast for a nominee's election must exceed the number of votes cast against such nominee's election. Each nominee receiving more votes for his or her election than votes against his or her election will be elected...
>
> **22. Is cumulative voting permitted for the election of directors?**
>
> In the election of directors, you may elect to cumulate your vote. Cumulative voting will allow you to allocate among the director nominees, as you see fit, the total number of votes equal to the number of director positions to be filled multiplied by the number of shares you hold. For example, if you own 100 shares of stock and there are ten directors to be elected at the annual meeting, you may allocate 1000 "FOR" votes (ten times 100) among as few or as many of the ten nominees to be voted on at the annual meeting as you choose. You may not cumulate your votes against a nominee. ..
>
> Cumulative voting applies only to the election of directors. ..

HP, unlike the Company, separates the disclosure regarding its vote standard in director elections and the shareholders' cumulative voting rights. HP's disclosure and that of other companies with a majority vote standard in director elections makes clear how a "majority of the votes cast standard" is calculated; the votes cast for a nominee must exceed the votes cast against a nominee in order for the nominee to be elected. The fact that all or some of the HP shareholders may choose, as is their right, to cumulate their votes "for" one or more nominees, does not change the manner in which the majority vote standard election outcome is determined.

As this example clearly demonstrates, majority voting and cumulative voting are in no way incompatible. There is neither vagueness nor uncertainty regarding how majority voting would operate if a company also had cumulative voting. If a nominee receives a majority of the votes cast, he or she is elected. Shareholders voting on the Proposal would understand exactly what they are voting on – to change the vote standard from a plurality standard to a majority vote standard.

We respectfully submit that the Company is not entitled to no-action relief under Rule 14a-8(i)(3) and (6) and requests that the Staff reconsider its decision.

The Staff notes that it had no need to reach the Company's 14a-8(i)(2) argument that the Proposal would cause the Company to violate state law. In the event that it were to do so, we wish to respond briefly. As the Company argues, Article 14, Section 10 of the Arizona Constitution clearly provides Company shareholders the right to cumulative their votes in director elections. However, as indicated above, a majority vote standard can properly operate in conjunction with cumulative voting. The "incompatibility" positions and arguments noted more often relate simply to the issue of whether it makes sense to cumulate one's votes in an uncontested majority vote election. Cumulative voting rights allow a certain sized collection of shareholders (a minority) to combine their votes to elect a non-management nominee of their liking that runs against a management-sponsored slate of nominees.

In such elections, it can be argued that a plurality vote standard offers a more workable and appropriate vote standard. The nominees who receive the highest number of votes, be they management or non-management sponsored candidates, win. Applying a majority vote standard in such an election may result in a non-management candidate receiving more votes than an incumbent director, but not enough votes necessary to be elected (majority votes cast). Under such circumstances, the incumbent director would remain in office as a "holdover director", while the non-management candidate who received more votes than the incumbent would not be seated as a director.

Likewise, in an uncontested election where the number of management candidates equals the number of board seats available, a majority vote standard affords shareholders the right to vote "against" one or more management nominees and in so doing possibly prevent a nominee's election. In such an election, the exercise of cumulative voting rights intended to advance a non-management candidate's election would be of little practical value. However, the simple fact that cumulative voting rights were not contemplated or designed to be used in uncontested majority vote elections does not render the two concepts legally inconsistent and incompatible.

As demonstrated above, companies such as HP can and do allow shareholders to cumulative their votes "for" nominees in uncontested director elections operated under a majority vote standard. While a shareholder with cumulative voting rights may have little reason to cumulate votes "for" a nominee in an uncontested director election, the application of a majority vote standard in such an election does not prohibit them from doing so.

Also, it is interesting to note the following language of Section 10-728 (Voting for directors, cumulative voting subpart A) of the Arizona Revised Statutes, which provides:

> A. ***Unless otherwise provided in the articles of incorporation***, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. (emphasis added)

A fundamental rule of statutory interpretation is that one must give meaning to all words in a statute. The inclusion of the qualification that "[u]nless otherwise provided in the articles of incorporation" directors are elected by a plurality vote, indicates the drafters clearly contemplated the possibility that boards and shareholders might establish a director election vote standard, such as majority voting, that differed from the default plurality standard. The statutory right of boards and shareholders to change a company's director election vote standard in the company articles exists despite the Arizona constitutional provision mandating the availability of shareholder cumulative voting rights in all director elections. Neither the Company nor its local counsel in the opinion of counsel attached to its no-action request address this statutory language. Nor do they reconcile this language with the Company's argument that majority voting and cumulative voting are inconsistent.

For all these reasons, we respectfully request reconsideration of the Staff's ruling in favor of the Pinnacle West Capital Corporation's ("Company") request for no-action advice. Please feel free to contact me at (202) 546-6206, ext. 221 to discuss any of these matters.

Sincerely,

Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters

END